July 2, 2018

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Via EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	OCI Partners LP

Schedule 13E-3 filed June 27, 2018

Schedule 14D-9 filed June 19, 2018

File No. 005-87970

Dear Ms. Chalk:

This letter sets forth the responses of OCI Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2018 (the “Comment Letter”) with respect to the Schedule 14D-9 filed by the Partnership on June 19, 2018 (the “Schedule 14D-9”) and the Schedule 13E-3 filed by the Partnership on June 27, 2018 (the “Schedule 13E-3”) relating to the offer (the “Offer”) by OCI N.V. and its indirect, wholly owned subsidiary, OCIP Holding II LLC, to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in the Partnership that are not currently held by OCI and its affiliates. The responses below have been prepared and are being provided by the Partnership, which has authorized Latham & Watkins LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”) and Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

June 22, 2018 Page 2

Schedule 14D-9

1.	Please include the disclosure required by Items 7-9 of Schedule 13E-3 in a section entitled “Special Factors” at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii).

Response: We acknowledge the Staff’s comment and have provided updated disclosure on pages 1 and 2 of the 14D-9 Amendment.

Item 4. The Solicitation or Recommendation, page 6

2.	See Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require each filing person to state whether or not it believes the going private transaction is fair to unaffiliated shareholders and why (or why not). While OCIP via the Conflicts Committee recommends that Unit holders tender into the Offer, it does not express or support a view on fairness to unaffiliated shareholders. Please revise.

Response: We acknowledge the Staff’s comment and respectfully advise that the Conflicts Committee determined that the Offer is fair to the unaffiliated unitholders of the Partnership. We have clarified on page 3 of the 14D-9 Amendment that the Conflicts Committee expressed the view that the Offer is fair to unaffiliated unitholders.

3.	See our last comment above. We note that the Conflicts Committee’s fairness advisor did determine that the Offer consideration is fair. If OCIP will rely on Tudor’s conclusion as to fairness, it must adopt that conclusion expressly, along with the underlying analysis (or provide its own analysis).

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of the 14D-9 Amendment to clarify that the Conflicts Committee has adopted the financial advisor’s analysis and opinion.

4.	In assessing the fairness of a going private transactions, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant. To the extent OCIP via the Conflicts Committee did not consider any of these factors or considered them but gave a factor little weight, this should be explained in revised disclosure. Please revise to explain how the CC considered each listed factor or why it did not consider any of the listed Instruction 2 factors.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on pages 3 and 4 of the 14D-9 Amendment to advise that the Conflicts Committee did not consider any of the factors listed in Instruction 2 to Item 1014.

5.	Item 1013 of Regulation M-A requires each filing person to explain the alternatives it considered and the reasons for the timing of this going private transaction. While we are aware that the Offer was not initiated by OCIP and that OCI and its affiliates control a majority of these Units, we note that OCIP rejected a prior offer by OCI in December 2016 to acquire the Units for .52 share of OCI. Explain why OCIP rejected that offer but is recommending this one, with a view to satisfying the disclosure requires of Item 1013 of Regulation M-A. Your revised disclosure should include the cash value of the .52/per Unit offer made in December 2016 as compared to the value of the Units at that time.

June 22, 2018 Page 3

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of the 14D-9 Amendment.

Background of the Offer, page 7

6.	Explain why Dod Fraser was unable to serve on the Conflicts Committee.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of the 14D-9 Amendment.

7.	Summarize the financial forecasts and projections referenced here that were provided to Tudor by management of OCIP and used its fairness analysis. Include a discussion of the material assumptions and limitations on those projections.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of the 14D-9 Amendment.

8.	Please file any “board books” provided by Tudor to OCIP.

Response: We acknowledge the Staff’s comment and have filed copies of materials provided by Tudor to the Conflicts Committee as exhibit (c)(3) to the 13E-3 Amendment.

General

9.	In your response letter, tell us how you will disseminate the revise disclosure drafted in response to our comments above. We believe it should be disseminated in the same manner that you disseminated the initial Schedule 14D-9, consistent with your obligation as a filer on Schedule 13E-3.

Response: We acknowledge the Staff’s comment and confirm that we will disseminate the revised disclosure in the same manner as which we disseminated the initial Schedule 14D-9.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to the 13E-3 Amendment or the 14D-9 Amendment to the undersigned at (713) 546-7420.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

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